                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 2)(1)


                            PC SERVICE SOURCE, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)


                                  693258-10-5
                                 (CUSIP Number)

                                   ----------


--------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693258-10-5                                   13G                                    Page 2 of 6 Pages



--------------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Rosetta Stone Corporation
         75-2511965
--------------------------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)     [ ]
                                                                                (b)     [X]

--------------------------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------------------------
       NUMBER OF SHARES                     5)       SOLE VOTING POWER - 0
         BENEFICIALLY                       ------------------------------------------------------
             OWNED                          6)       SHARED VOTING POWER - 1,331,800
              BY                            ------------------------------------------------------
             EACH                           7)       SOLE DISPOSITIVE POWER - 0
           REPORTING                        ------------------------------------------------------
         PERSON WITH:                       8)       SHARED DISPOSITIVE POWER - 1,331,800
--------------------------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,331,800 shares of the Issuer's $.01 par value common stock (the
         "Shares"). The reporting person has granted options to acquire 219,284 of the Shares to other parties pursuant to the terms of certain options.
--------------------------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         23.1% (calculated by dividing (i) the 1,331,800 shares beneficially owned by the reporting person by (ii) the 5,754,320 shares outstanding as of February 2, 1998.
--------------------------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON* - CO
--------------------------------------------------------------------------------------------------




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
CUSIP NO. 693258-10-5                                   13G                                    Page 3 of 6 Pages



--------------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Avery More
--------------------------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)     [ ]
                                                                                (b)     [X]

--------------------------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------------------------
       NUMBER OF SHARES                     5)       SOLE VOTING POWER - 0
         BENEFICIALLY                       ------------------------------------------------------
             OWNED                          6)       SHARED VOTING POWER - 1,331,800
              BY                            ------------------------------------------------------
             EACH                           7)       SOLE DISPOSITIVE POWER - 0
           REPORTING                        ------------------------------------------------------
         PERSON WITH:                       8)       SHARED DISPOSITIVE POWER - 1,331,800
--------------------------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,331,800 shares of the Issuer's $.01 par value common stock (the
         "Shares"). The reporting person has granted options to acquire 219,284 of the Shares to other parties pursuant to the terms of certain options.
--------------------------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         23.1% (calculated by dividing (i) the 1,331,800 shares beneficially owned by the reporting person by (ii) the 5,754,320 shares outstanding as of February 2, 1998.
--------------------------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON* - IN
--------------------------------------------------------------------------------------------------

CUSIP NO. 693258-10-5                 13G                      Page 4 of 6 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  PC Service Source, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2350 Valley View Lane
                  Dallas, TX 75234

Item 2(a).        Name of Person Filing:

                  (i)      Rosetta Stone Corporation
                  (ii)     Avery More

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  (i) and (ii)      10000 N. Central Expressway, Suite 1460
                                    Dallas, TX  75231

Item 2(c).        Citizenship:

                  (i)      Delaware
                  (ii)     United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 par value

Item 2(e).        CUSIP Number.

                  693258-10-5

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

Item 4.  Ownership.

                  (a) Item 9 from each of page 2 and 3 of this Schedule is
                      incorporated by reference.
                  (b) Item 11 from each of page 2 and 3 of this Schedule is
                      incorporated by reference.
                  (c) Items 5-8 from each of page 2 and 3 of this Schedule are incorporated by reference.

CUSIP NO. 693258-10-5                 13G                     Page 5 of 6 Pages



Item 5.  Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.  Notice of Dissolution of Group.

                  Not Applicable

Item 10. Certification.

                  Not Applicable



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                                      13G                      Page 6 of 6 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                              ROSETTA STONE CORPORATION


Dated:   February 3, 1998                     By:  /s/ Avery More
                                                 ------------------------------
                                                   Avery More, President


Dated:   February 3, 1998                          /s/ Avery More
                                             ----------------------------------
                                                   Avery More